UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2023
Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue
Aperia tower 1, #09-03/04
Singapore 339509
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

The board of directors (the “Board”) of Bitdeer Technologies Group (the “Company”) has previously adopted a code of business conduct and ethics on March 8, 2023, which was effective on April 14, 2023.  On October 7, 2023, the Board approved the amendment and restatement of the code of business conduct and ethics.  A copy of the currently effective code of business conduct and ethics is attached as Exhibit 99.1 hereto and incorporated herein by reference.

EXHIBITS

Exhibit No.	Description

99.1	Bitdeer Code of Business Conduct and Ethics

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Bitdeer Technologies Group

By:	/s/ Linghui Kong
Name:	Linghui Kong
Title:	Chief Executive Officer
Date: October 13, 2023